EXHIBIT 99.1

Positive Long-Term Data for Lombard Medical’s Aorfix™ Endovascular Stent Graft System Confirms Sustained Performance in the Most Challenging Anatomies

OXFORDSHIRE, United Kingdom, Dec. 05, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced positive long-term data for its Aorfix™ endovascular stent graft system providing confirmation of sustained performance in the most challenging anatomies.  The data from the only IDE study to focus on high neck angulation was presented at the 43rd annual VEITHsymposium™ on Thursday, November 17, 2016.  Aorfix is designed for highly tortuous anatomy and is the only stent graft to hold global approvals to treat abdominal aortic aneurysms with aortic neck angles up to 90 degrees.

Professor Mahmoud Malas of Johns Hopkins Bayview Medical Center presented five-year results of the U.S. PYTHAGORAS trial of Aorfix in a scientific presentation titled, “Long-Term Results with the Lombard Aorfix Graft and Introducing the IntelliFlex Delivery System.”  The trial studied 218 patients, 151 of which had neck angles 60 degrees and higher which are off-label for all other approved stent grafts available in the U.S.  Professor Malas showed that this group of patients had several other characteristics that were predictive of poor outcomes, including a very high percentage of female patients and higher average age.

At the fifth year, there were no type I or III endoleaks, migration was seen in 3.3% of cases, freedom from aneurysm-related mortality in patients with neck angles 60 degrees and greater was 95% and this rose to 99% in patients with neck angles less than 60 degrees.

Professor Malas concluded, “Despite these patients having severely challenging anatomy and multiple other predictors of poorer outcomes, the performance of Aorfix after five years of implantation is very similar to that of competitor devices used in normal risk patients.  This important long-term data from a unique study into challenging anatomy supports the use of Aorfix in patients with both normal and tortuous anatomy.”  A paper presenting the full data at five years follow up has been accepted for publication by the Journal of Vascular Surgery.

Lombard Medical CEO Simon Hubbert commented, “The long-term data from PYTHAGORAS clearly demonstrates that Aorfix is a high performing, reliable graft in both the short and long term and it has demonstrated this performance in a unique study focused on patients with highly angled and challenging aortic neck anatomy.  The low incidence of migration and endoleak combine to give our patients good long-term protection from their aneurysms even in this most challenging group.  The new IntelliFlex™ delivery system has been very well received since our recent controlled launch in Europe, and we anticipate approval and launch in the important Japanese market in the coming months.”

About Aorfix™ Endovascular Stent Graft
Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs).  When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide. Aorfix has a CE Mark, Japan regulatory approval, and received FDA approval in 2013.

About Abdominal Aortic Aneurysms (AAAs)
AAAs are balloon-like enlargements of the aorta which if left untreated, may rupture and cause death.  Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed.  In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Oxfordshire, UK-based medical device company focused on the $1.8bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft that has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the AlturaÒ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	+44 (0)1235 750 800 Tel: +1 858 750 5245